UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

CONVERIUM HOLDING AG

(Name of Issuer)

Registered Shares

(Title of Class of Securities)

7248256

(Cusip Number)

François de Varenne

Head of Corporate Finance and Asset Management

SCOR S.A.

1, avenue du Général de Gaulle

92 074 Paris – La Défense Cedex

France

Tel. No.: + 33 1 46 98 00 00

(Name, Address and Telephone Number of

Person Authorized to Receive Notices

and Communications)

July 13, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SCOR SE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC; OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION FRANCE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 126,257,666
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 126,257,666
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 126,257,666
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 86.1%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IC; CO

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SCOR Global P&C S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION FRANCE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,400,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,400,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,400,000
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) IRP Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION REPUBLIC OF IRELAND
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,800,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,800,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,800,000
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

This Amendment No. 5 amends and supplements the Statement on Schedule 13D filed with the Commission on February 20, 2007, as amended on February 26, 2007, April 27, 2007, May 11, 2007 and July 10, 2007 (the “Schedule 13D”), by SCOR SE., a societas europaea organized under the laws of the Republic of France (“SCOR”), SCOR Global P&C S.A., a société anonyme organized under the laws of the Republic of France and a wholly-owned subsidiary of SCOR (“SCOR Global P&C”), and IRP Holdings Limited, a single member private company limited by shares organized under the laws of the Republic of Ireland and a wholly-owned subsidiary of SCOR (“IRP” and, together with SCOR and SCOR Global P&C, the “Reporting Persons”), with respect to the registered shares, par value CHF 5 per share (the “Shares”), of Converium Holding AG, a corporation organized under the laws of Switzerland (the “Issuer”). The principal executive offices of the Issuer are located at General Guisan-Quai 26, CH-8002, Zurich, Switzerland. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

SCOR will purchase the Shares pursuant to the Offer using SCOR’s internal funds and SCOR Shares. SCOR intends to re-finance all or part of the cash portion by means of senior and/or subordinated debt.

Item 4: Purpose of Transaction

On April 5, 2007, SCOR published a tender offer in Switzerland (the “Offer”) for all the publicly held outstanding Shares of the Issuer not owned or otherwise secured by SCOR. Pursuant to the Offer, as amended June 12, 2007, SCOR offered to acquire each Share for 0.5 SCOR Share, CHF 5.50 in cash, and an amount of EUR 0.40 in cash (collectively, the “Offer Price”), equal to 50% of the amount of the dividend paid per SCOR Share for the business year 2006, to be converted to CHF at the exchange rate EUR/CHF applicable on the day preceding the settlement of the Offer. In addition, the Offer Price will not be reduced by the amount of the dividend of CHF 0.20 per Share resolved by the shareholders’ meeting of Converium on May 10, 2007.

The Offer, which opened on June 12, 2007, expired July 9. 2007. The definitive interim result indicates that Converium Shares representing 53.1% of all Converium’s Shares have been tendered into the Offer. The additional acceptance period of 10 trading days commences July 13 and will expire July 26, 2007. The settlement of the Offer is scheduled to take place on August 8, 2007, unless delayed due to conditions subsequent.

The press release announcing the definitive interim result is filed as Exhibit 1 to this Schedule 13D.

The Offer is not and will not be made in or into the United States, Canada and Japan and may only be accepted outside the United States, Canada, and Japan. The Offer may not be accepted by U.S. persons or persons in the United States.

Item 7. Material to be Filed as Exhibits

The following is filed as an exhibit to this statement:

Exhibit 1: Press release announcing the definitive interim result of the public tender offer by SCOR SE for all publicly held registered shares of Converium Holding AG

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 13, 2007

SCOR SE

By:	/s/ Denis Kessler
Name: Denis Kessler
Title: Chairman and Chief Executive Officer

SCOR Global P&C S.A.

By:	/s/ Denis Kessler
Name: Denis Kessler
Title: Chairman

IRP Holdings Limited

By:	/s/ Patrick Thourot
Name: Patrick Thourot
Title: Chairman